EXHIBIT 12

SOUTHWEST GAS CORPORATION COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Thousands of dollars)

	For the Twelve Months Ended
	Sep 30,	December 31,
	2003	2002	2001	2000	1999	1998
1. Fixed charges:
A) Interest expense	$78,563	$79,586	$80,139	$70,659	$63,110	$63,416
B) Amortization	2,675	2,278	1,886	1,564	1,366	1,243
C) Interest portion of rentals	7,316	8,846	9,346	8,572	8,217	7,531
D) Preferred securities distributions	5,384	5,475	5,475	5,475	5,475	5,475

Total fixed charges	$93,938	$96,185	$96,846	$86,270	$78,168	$77,665

2. Earnings (as defined):
E) Pretax income from
continuing operations	$60,612	$65,382	$56,741	$51,939	$60,955	$83,951
Fixed Charges (1. above)	93,938	96,185	96,846	86,270	78,168	77,665

Total earnings as defined	$154,550	$161,567	$153,587	$138,209	$139,123	$161,616

	1.65	1.68	1.59	1.60	1.78	2.08